Filed by Alcentra Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Alcentra Capital Corporation

Commission File No. 814-01064

Alcentra Capital Corporation 200 Park Avenue, 7th Floor New York, NY 10166

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

January 8, 2020

Dear Stockholder:

We recently sent you proxy materials dated December 11, 2019 (the “Proxy Statement”) in connection with the Special Meeting of Stockholders of Alcentra Capital Corporation, (“Alcentra Capital”) to be held on January 29, 2020 (“Special Meeting”). According to our latest records, we have not yet received your voting instructions for this extremely important Special Meeting. Please vote via the Internet at www.proxyvote.com as soon as possible or alternatively, please sign, date, and return the enclosed voting instruction form.

At the Special Meeting, and as detailed in the Proxy Statement, our stockholders will be voting on a proposal to approve the merger of Alcentra Capital with Crescent Capital BDC, Inc. For each share of Alcentra Capital stock owned, Alcentra Capital stockholders will be entitled to receive (a) a total of $3.1784 in cash, without interest, as may be adjusted pursuant to the Merger Agreement, and (b) 0.4041 shares of Crescent Capital Maryland BDC Common Stock subject to the payment of cash instead of fractional shares. Alcentra Capital stockholders will also be voting on a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting to approve the merger proposal. The Board of Directors unanimously recommends a vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Please vote via the internet by following the instructions on the enclosed voting instruction form as soon as possible or alternatively, please sign, date, and return the enclosed voting instruction form in the postage-paid envelope provided. Please contact your broker with any questions. If you need assistance voting your shares, please call D.F. King toll-free at (800) 714-3311 or collect at (212) 269-5550.

On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Suhail A. Shaikh

Chief Executive Officer

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Crescent Capital BDC, Inc. (“Crescent Capital BDC”) and Alcentra Capital Corporation (“Alcentra Capital”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, Crescent Reincorporation Sub, Inc. (“Crescent Capital Maryland BDC”), Alcentra Capital and Crescent Capital BDC have filed relevant materials with the SEC, including the registration statement on Form N-14 (File No. 333-233995) (the “Registration Statement”) filed with the SEC by Crescent Capital Maryland BDC and the Proxy Statement. The Registration Statement and Proxy Statement each contain important information about Alcentra Capital, Crescent Capital BDC, the Transactions, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF CRESCENT CAPITAL BDC AND ALCENTRA CAPITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALCENTRA CAPITAL, CRESCENT CAPITAL BDC, THE PROPOSED TRANSACTIONS, THE PROPOSALS AND RELATED MATTERS. Investors and security holders are able to obtain the Registration Statement, the Proxy Statement and other documents filed with the SEC by Crescent Capital Maryland BDC, Alcentra Capital and Crescent Capital BDC, free of charge, from the SEC’s web site at www.sec.gov and from either Alcentra Capital’s or Crescent Capital BDC’s web sites at www.alcentracapital.com or at www.crescentbdc.com. Investors and security holders may also obtain free copies of the Registration Statement, the Proxy Statement and other documents filed with the SEC from Crescent Capital BDC by contacting Crescent Capital BDC’s Investor Relations Department at bdcir@crescentcap.com, or from Alcentra Capital by contacting Alcentra Capital’s Investor Relations Department at investorrelationsbdc@alcentra.com.

Participants in the Solicitation

Alcentra Capital and Crescent Capital BDC and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed Transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Alcentra Capital and Crescent Capital BDC stockholders in connection with the proposed Transactions, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement and Registration Statement filed with the SEC. To the extent holdings of securities by any of Alcentra Capital’s or Crescent Capital BDC’s directors or executive officers have changed since the amounts disclosed in the Proxy Statement and Registration Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the proposed Transactions between Crescent Capital BDC and Alcentra Capital pursuant to the Merger Agreement. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed Transactions; the ability of the parties to complete the proposed Transactions considering the various closing conditions; the expected benefits of the proposed Transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed Transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed Transactions, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of Crescent Capital BDC and Alcentra Capital may not be obtained; (2) the risk that the Mergers or other Transactions contemplated by the Merger Agreement may not be completed in the time frame expected by Crescent Capital BDC and Alcentra Capital or at all; (3) unexpected costs, charges or expenses resulting from the proposed Transactions; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed Transactions; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed Transactions, including as a result of delay in completing the proposed Transactions or integrating the businesses of Crescent Capital BDC and Alcentra Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed Transactions may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Crescent Capital BDC’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings Crescent Capital Maryland BDC, Crescent Capital BDC and Alcentra Capital have made or will make with the SEC in connection with the proposed Transactions under the Merger Agreement, including the Registration Statement and the Proxy Statement.

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, none of Crescent Capital Maryland BDC, Crescent Capital BDC and Alcentra Capital undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.